SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 17, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated June 17, 2016: Nokia Board of Directors adjusts Nokia equity plans due to the special dividend and increases the maximum number of Restricted Shares under Restricted Share Plan 2016

Nokia Board of Directors adjusts Nokia equity plans due to the special dividend and increases the maximum number of Restricted Shares under Restricted Share Plan 2016

Nokia Corporation

Stock Exchange Release

June 17, 2016 at 14:45 (CET +1)

Nokia Board of Directors adjusts Nokia equity plans due to the special dividend and increases the maximum number of Restricted Shares under Restricted Share Plan 2016

Espoo, Finland — As previously announced, the Nokia Annual General Meeting held on June 16, 2016 resolved to distribute a special dividend of EUR 0.10 per share in addition to an ordinary dividend of EUR 0.16 per share for the financial year 2015. Since dividends are not paid on unvested long-term incentives received under the equity plans, the Board of Directors has decided to neutralize the impact of the extraordinary shareholder distributions to the participants holding unvested long-term incentives by approving an adjustment to the original grant amount of all unvested Performance and Restricted Shares to the participants. Similarly under the terms and conditions of Nokia’s Stock Option Plan 2011, the exercise price of Nokia stock options will be adjusted due to the special dividend by deducting the amount of the special dividend from the exercise price.

The ordinary dividend does not result in adjustment of long-term incentives.

The adjustments could result in a maximum additional pay-out of 750 729 Nokia shares, in the event that maximum performance against all the performance criteria of the Performance Share Plans is achieved under the plans where performance period has not yet ended. The additional awards vest in accordance with the applicable plan terms and conditions, which means that they are subject to the applicable performance criteria and holding periods.

Further, the Board decided to increase the planned maximum number of Restricted Shares to be granted under the Nokia Equity Program 2016 to 5 840 000.

Following the adjustment of the equity plans due to special dividend and the increase in the planned maximum number of Restricted Shares to be granted under the Restricted Share Plan 2016, the maximum number of shares that could be issued under Nokia’s equity plans and stock option rights currently outstanding represents approximately 1.83% of Nokia’s current total number of shares (excluding the shares owned by Nokia Corporation).

About Nokia
Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in  connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects-Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal